U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Rosenwald, M.D.      Lindsay                 A.
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   (Last)               (First)                 (Middle)


   787 Seventh Avenue, 48th Floor
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                                    (Street)


   New York             NY                      10019
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Genta, Inc. (GNTA)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   June 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock               06/01/00       P               6,010       A      $7.031    30,102,344(1) I         By Aries Master
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/13/00       P                 606       A      $7.563    30,102,344(1) I         By Aries Master
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/15/00       P               3,029       A      $7.744    30,102,344(1) I         By Aries Master
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/19/00       P               3,029       A      $7.781    30,102,344(1) I         By Aries Master
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/20/00       P               3,029       A      $8.000    30,102,344(1) I         By Aries Master
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/26/00       P               3,029       A      $7.650    30,102,344(1) I         By Aries Master
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/27/00       P               3,029       A      $7.825    30,102,344(1) I         By Aries Master
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/28/00       P               3,029       A      $7.688    30,102,344(1) I         By Aries Master
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/29/00       P               3,029       A      $7.250    30,102,344(1) I         By Aries Master
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/30/00       P               3,029       A      $6.500    30,102,344(1) I         By Aries Master
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/01/00       P               3,224       A      $7.031    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               06/13/00       P                 317       A      $7.563    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               06/15/00       P               1,584       A      $7.744    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               06/19/00       P               1,584       A      $7.781    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               06/20/00       P               1,584       A      $8.000    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               06/26/00       P               1,584       A      $7.650    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               06/27/00       P               1,584       A      $7.825    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               06/28/00       P               1,584       A      $7.688    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               06/29/00       P               1,584       A      $7.250    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               06/30/00       P               1,584       A      $6.500    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund, L.P.(2)
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Common Stock               06/01/00       P                 766       A      $7.031    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/13/00       P                  77       A      $7.563    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/15/00       P                 387       A      $7.744    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/19/00       P                 387       A      $7.781    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/20/00       P                 387       A      $8.000    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/26/00       P                 387       A      $7.650    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/27/00       P                 387       A      $7.825    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/28/00       P                 387       A      $7.688    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/29/00       P                 387       A      $7.250    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
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Common Stock               06/30/00       P                 387       A      $6.500    30,102,344(1) I         By Aries Domestic
                                                                                                               Fund II, L.P.(2)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
N/A
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
Explanation of Responses:

(1) See Attachment A

* Paramount Capital Asset Management, Inc. ("PCAM") is the general partner of each of the Aries Domestic Fund, L.P. ("Aries I") and Aries Domestic Fund II, L.P. ("Aries II"), each a Delaware limited partnership, and also serves as the investment manager of the Aries Master Fund II, a Cayman Island exempted company (the "Master Fund"), which also owns securities of the Issuer. Dr. Rosenwald is the chairman and sole stockholder of PCAM. As a result, Dr. Rosenwald and PCAM may be deemed to have voting and investment control over the securities of the issuer owned by the Aries Funds under Rule 16a-(a) of the Securities Exchange Act of 1934. Dr. Rosenwald and PCAM disclaim beneficial ownership of the securities held by the Aries Funds, except to the extent of its pecuniary interest therein, if any.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Lindsay A. Rosenwald, M.D.                                July 10, 2000
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
     Lindsay A. Rosenwald, M.D.
     Chairman
     Paramount Capital Asset Management, Inc.
     Investment Manager - Aries Master Fund II
     General Partner - Aries Domestic Fund, L.P.
     General Partner - Aries Domestic Fund II, L.P.

                                  Attachment A

Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. Warrants to purchase 25,833 shares of Series D Preferred Stock, which convert into 2,919,602 shares of Common Stock owned directly by Dr. Rosenwald and Class D Warrants to purchase 129,163 shares of Common Stock owned directly by Dr. Rosenwald.

2. 12,145,557 shares common stock of the Issuer, par value $0.01 per share (the "Common Stock") and warrants to purchase 4,999,094 shares of Common Stock owned by The Aries Master Fund II, a Cayman Island Exempted Company (the "Master Fund"). Includes 5,596,780 shares of Common Stock owned directly by the Master Fund and 1,176,524 shares of Common Stock issuable upon conversion of 158,081 shares of Series A Convertible Preferred Stock owned by the Master Fund and 5,372,273 shares of Common Stock issuable upon conversion of 47,535 shares of Series D Convertible Preferred Stock. Also includes 71,201 shares of Common Stock issuable upon conversion of 630 shares of Series D Convertible Preferred Stock underlying warrants to purchase such shares owned by the Master Fund; Bridge Loan and Line of Credit Warrants to purchase 4,856,551 shares of Common Stock; and 71,342 shares of common stock issuable upon exercise of Class D Warrants.

3. 5,767,789 shares of common stock of the Issuer, par value $0.01 per share (the "Common Stock") and warrants to purchase 2,429,111 shares of Common Stock owned by Aries Domestic Fund, L.P., a Delaware limited partnership ("Aries I"). Includes 2,585,746 shares of Common Stock owned directly by Aries I and 571,684 shares of Common Stock issuable upon conversion of 76,633 shares of Series A Convertible Preferred Stock owned by Aries I and 2,610,359 shares of Common Stock issuable upon conversion of 306 shares of Series D Convertible Preferred Stock underlying warrants to purchase such shares owned by Aries I; Bridge Loan Warrants and Line of Credit Warrants to purchase 2,359,862 shares of Common Stock; and 34,666 shares of Common Stock issuable upon exercise of Class D Warrants.

4. 1,209,071 shares of common stock of the Issuer, par value $0.01 per share (the "Common Stock") and warrants to purchase 502,937 shares of Common Stock owned by Aries Domestic Fund II, L.P., a Delaware limited partnership ("Aries II"). Includes 550,249 shares of Common Stock owned directly by Aries II and 118,374 shares of Common Stock issuable upon conversion of 15,905 shares of Series A Convertible Preferred Stock owned by Aries II and 540,448 shares of Common Stock issuable upon conversion of 4,782 shares of Series D Convertible Preferred Stock. Also includes 7,120 shares of Common Stock issuable upon conversion of 63 shares of Series D Convertible Preferred Stock underlying warrants to purchase such shares owned by Aries II; Bridge Loan Warrants and Line of Credit Warrants to purchase 488,639 shares of Common Stock; and 7,178 shares of Common Stock issuable upon exercise of Class D Warrants.